BIONEUTRAL GROUP, INC.
211 Warren Street
Newark, New Jersey  07103

April 22, 2011

VIA EDGAR AND FACSIMILE

Andrew D. Mew
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BioNeutral Group, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2010
Filed February 15, 2011
File No. 333-149235

Dear Mr. New:

We acknowledge receipt of the letter of comment, dated March 30, 2011, from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-captioned matters.  The following reflects our responses to the Comment Letter.  The responses are numbered to coincide with the numbering of the comments in the Comment Letter.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1.  Business

Recent Developments, page 1

1.
Please expand the first paragraph to provide additional information regarding your affiliation with the Kentucky Hospital Association. What is the significance of your affiliation? Is this a contractual arrangement? If so, please provide additional information to provide context. Please clarify to indicate whether this affiliation resulted from the discussions described in the fourth paragraph. In addition, please discuss the business reason(s) for the subsidiary formation and its current status. We note your Form 8-K filed March 25, 2011 and Mr. Battafarano’s resignation as CEO of that subsidiary.

Prior to February 3, 2011, BioNeutral Group, Inc. (“the Company”) has been in discussions with the Kentucky Hospital Association (“KHA”) in order to qualify as an applicant to become an affinity partner of the KHA.As an affinity partner KHA may endorse for use certain of the Company’s products in certain health care settings.  The Company believes that achieving affinity partner status would enhance its marketing efforts in Kentucky. The Company is actively pursuing such approval and currently there is no contractual arrangement between KHA and the Company. Our affiliation is currently limited to us being approved to apply to be an affinity partner.

April 22, 2011

The Company has also entered into negotiations with the KHA through its subsidiary Kentucky Hospital Services Corporation LLC "KHSC" to introduce BioNetural’s Ogiene® and Ygiene® products into its member hospital association.  This arrangement would be contractual in the future, since it is currently contemplated to be in the form of a shared commission agreement to market the products.

The negotiations for the affinity partner status and the contractual agreement to market the Company’s products were initiated at approximately the same points in time.

The Company formed BioNeutral Services, Inc. (“BNS”) to geographically build a core management team with health care industry experience and contacts.  BNS was initiated in conjunction with the negotiations with KHA and the anticipated EPA approval and registration of Ygiene® 206 formulation.  With the recent resignation of Mr. Battafarano, BNS is currently seeking qualified individuals to fill the management team.

Such disclosure will be expanded on a prospective basis in future filings.

2.
Further, please provide information regarding the significance of the initial indication for support from the Kentucky commissioner in the third paragraph.  What kind of support are you referring and how such information was communicated to the Company.  What is the process in obtaining the support?

The Company has been approved by the Commissioner of Kentucky's Department for Business Development (the “Department”) for an economic incentive package.  The package provides incentives for companies to relocate and expand their operations into the Commonwealth of Kentucky by agreeing to reimburse certain start up costs and lease expenses for office space.  In addition, there are certain Kentucky based tax incentives which are contingent upon employment by the Company within the Commonwealth of Kentucky.  The estimated total value of these incentives is approximately $250,000 to $300,000 and was received in writing from the Department.

Item 7.  Management’s Discussion and Analysis or Plan of Operation, page 26

Results of Operations, page 29

Operating Expenses, page 29

3.	Please disclose the director and his affiliated company.

A total of $189,900 was expensed for services performed under service agreements by Jina Partners Ltd and Pamani Foods LLC in the following amounts. Both Jina Partners and Pamani Foods are affiliates of Raj Pamani:

April 22, 2011

1.	$129,900 was expensed in 2010 for Jina Partners;
2.	$ 60,000 was expensed in 2010 for Pamani Foods.

The Company terminated the agreement with Pamani Foods LLC effective July 31, 2010.  The term of the Jina Partners Ltd agreement was for two years and expired on September 4, 2010.

Jina Partners Ltd conducted market research and sales efforts for potential customers in India and certain Asian countries, while Pamani Foods LLC performed similar services in the European Union and other Asian countries.

Analysis of Impairment, page 30

4.
Refer to the fifth paragraph. We note your disclosures of the impairment analysis of your finite-lived intellectual property, an intangible asset, as of October 31, 2010. In that regard, it appears you did not assess impairment based on the undiscounted future cash flows derived from this asset in determining whether it is recoverable as you indicated in your disclosures under critical accounting policy section on page 31. Instead, an internal valuation of the asset was prepared based on internal assumptions and determined that the range of the valuation to be $12,983,000 as of October 31, 2010. It appears the $12,983,000 valuation represents the high end of the range. If so, please clarify for us the range. Further, we are unclear about your impairment evaluation result as of October 31, 2010 in light of your significant recurring losses and negative operating cash flows. Please explain how you performed your impairment analysis in detail.

Due to our limited resources, the Company is currently focusing its efforts on the regulatory process and the development and commercialization of its Ygiene® formation for the Hospital and Industrial Application, in additional to further development of the Ogiene® formula. It is the belief of management that the successful completion of the regulatory process is necessary in order to obtain a strong and dynamic platform in order to market its Ygiene® disinfectant products, therefore driving revenue, profit and market value. The first step of this process was achieved on February 28, 2011, with the approval and registration from the Environmental Protection Agency of the Company’s application for its Ygiene® 206 formulation.

As a result, in the Company’s current state, its management viewed itself as operating in one segment as one reporting unit. Therefore, since the Company principally only had one asset, its intellectual property, management decided when it came time to perform its annual impairment testing, because of its recurring losses, to set aside its normal policy of performing a step one analysis and to engage an independent valuation specialist to perform a step 2 analysis. This was done in order for management to gain greater comfort as to any potential impairment issues, even though the Company’s market capitalization of non-affiliates significantly exceeded its carrying value and an undiscounted anticipated cash flow model will intuitively yield a greater value.

Since the Company historically has not generated significant revenue, management, in conjunction with its investment banker, evaluated certain key market sectors within which to sell its cleaning and odor removal products. These key markets sectors were cleaning and sanitizing healthcare related facilities, household and commercial industries. The aggregate worldwide market for these sectors was estimated to be approximately $30 billion annually. It was projected that once regulatory approval is obtained, the Company can achieve, over time, market share of less than 2%. The Company believes this market share is obtainable as the Ygiene® and Ogiene® family of products represent significant advances in the ability to control noxious odors and microorganisms on surfaces as well as clean commercial facilities all in an environmentally friendly manner when compared to other products that are currently available.

April 22, 2011

In contemplating how to fair value the intellectual property, the Appraiser considered three commonly used methods.  These methods were the cost approach (transactions of similar intellectual property around the measurement date), the relief from royalty method, and the replacement cost approach.  The replacement cost approach was ultimately not considered since there were market metrics available that were a better reflection of fair value. Further, since there were no purchases of similar intellectual property at or around 10/31/10, the cost approach was ultimately dropped, and the Appraiser selected the relief from royalty method to determine fair value.  As per the Appraiser report, the fair value of the intellectual property is the price that an informed third party would pay for the right to use the intellectual property in commerce.

The initial steps the Appraiser considered in calculating the fair value under the relief from royalty method was the useful life of the Company’s intellectual property and weighted average royalty rates one would incur within the industry. In as much as the Company has several patent applications and the complexity of the underlying intellectual property and the anticipated likelihood of the patents being approved, a twenty year useful live was determined to be appropriate. As to developing the applicable royalty rate to be used, the Appraiser conducted a search of royalty rates for patents and intellectual property within the industry and rated theses rates as to comparability in order to determine a weighted average royalty rate of 5%. Then the Appraiser applied the royalty rate to the Company’s revenue projections to ascertain the amount of revenue in which the Company can anticipate from the intellectual property, prior to discounting the free cash generated from the intellectual property. In addition, another key assumption that the Appraiser developed was the weighted average cost of capital (“WACC”), in which they specifically considered a range of assumptions for both equity and debt financings, such as risk-free interest rate, market risk premium, small cap premium, company specific premium and sensitivity premium and determined a WACC rate of approximately 16% to be appropriate. There upon, the Appraiser concluded that the fair value of the intellectual property exceeded the carrying value thus no impairment.

The Company sensitized these computations by concluding that the WACC rate needed to be increased to 18% prior to the fair value approximating the carrying value on a net discounted cash flow basis.  After considering the market capitalization of the Company’s stock, the fact that the independent Appraiser has concluded that the intellectual property has not been impaired and the fact the computation has been done on a discounted basis has led management to conclude the Company’s intellectual property has not been impaired as of October 31, 2010, despite the historical losses.

April 22, 2011

Item 8.  Financial Statements and Supplementary Data, page 32

Consolidated Financial Statements

Consolidated Balance Sheets, page 35

5.
Tell us and disclose the nature of the convertible features of your convertible preferred stock, Series A. Explain to us the meaning of your disclosure on the face of the balance sheets that the preference liquidation value of the preferred stock was included in non-controlling interests.

At the time of the reverse merger, BioNeutral Laboratories Corporation USA (BioLabs), the accounting acquirer had shares of convertible preferred stock, Series A issued and outstanding. Each share of these Series A Preferred Stock was convertible into shares of BioLabs’s common stock at a rate of 10 shares of common stock for each share of preferred stock. Upon completion of the reverse merger, the holders of BioLabs common shares were then eligible to convert their common shares on a one for one basis into shares of common stock of BioNeutral Group, Inc, the legal acquirer. In as much as the holders of the preferred shares had yet to convert their shares ultimately into common shares of BioNeutral Group, Inc, the legal acquirer, the Company considered any redemption value as pertaining to the non-controlling interest.

Consolidated Statements of Stockholders’ Equity, page 38

6.
Please explain to us and disclose the nature of the line items “adjustment to reconcile transfer agent records” and “dispute shares” of 4,755,536 and 2,634,730 common shares respectively, as reflected on the face of the consolidated statements of stockholders’ equity for the fiscal year ended October 31, 2010.

At the time of the reverse merger, the Company delivered to its transfer agent instructions to issue stock certificates in accordance with the schedule to the share exchange agreement. However, the Company did not receive share exchange consents in respect to all shares issued or receive stock certificates representing shares of BioNeutral Laboratories Corporation USA common stock for cancellation in accordance with the schedule to the share exchange agreement. This resulted in the Company’s records reflecting less common shares as being issued and outstanding than what the transfer agent’s report was reflecting. The Company disclosed “the adjustment to reconcile transfer agent records” on page 4 of its 2009 Form 10-K  by making  the following disclosure: Explanatory Note:  Our transfer agent's records indicate that as of February 16, 2010, 65,618,604 shares of our common stock were outstanding and there were 111 holders of record of our common stock.  Our records, however, indicate that as of February 16, 2010, there were 60,849,200 shares of our common stock outstanding.  See Part I, Item I of this Annual Report Form 10-K for additional information.

FYE 10/31/10, the Company elected to record the difference between the transfer agent’s records and that of the Company.  Although the difference reported in 2009 was 4,769,404 shares, the final reconciled difference at 10/31/10 was 4,755,536 shares.

April 22, 2011

The “disputed shares” - During fiscal 2010, the Company exchanged shares with several of the BioLabs preferred and common stockholders, all of whom exchanged their shares at a ratio of 1 share of preferred stock for 10 shares of common stock and 1 to 1 common exchange, except for four preferred stockholders and common stockholders of BioLabs who were issued an aggregate of 3,598,800 shares of common stock. These four shareholders exchanged their shares at a ratio of 200 shares of common stock for 1 share of preferred stock and a 1 to 1 common share exchange. Although all of the exchanged shares are reflected in the financial statements as issued and outstanding, the issuance of shares to the four holders who exchanged at the higher exchange ratio is subject to dispute.  As a result of the above transaction, the company is disputing the issuance 2,634,730 shares of common stock. The outcome of this dispute is currently being pursued by the Company.

Notes to Consolidated Financial Statements

Note  2 - Summary of Significant Accounting Policies, page 41

7.
We note from your disclosures that you only have authorization to sell products in certain foreign countries. Please tell us and disclose your accounting policy for revenues recognition. Also tell us and disclose your product return policy in the response. Refer to SAB Topic 13.

Sales are recognized when revenue is realized or realizable and has been earned. Most revenue transactions represent sales of our product that is contracted for manufacturing and shipment. The revenue recorded is presented net of sales and other taxes we collect on behalf of governmental authorities and includes shipping and handling costs, which generally are included in the list price to the customer. Our policy is to recognize revenue when title to the product, ownership and risk of loss transfer to the customer, which can be on the date of shipment or the date of receipt by the customer. A provision for payment discounts and product return allowances is recorded as a reduction of sales in the same period that the revenue is recognized.

8.
We note you do not report inventory as of any reporting period presented. Further, you disclose that you have not yet contracted with a manufacturer to produce any of your products. Please tell us and revise your disclosure to explain how your products are produced and why you do not have an inventory balance as of October 31, 2010 and 2009.

Keystone Acrylic Resins (“Keystone”) in Cherry Hill NJ is our contract manufacturer.  In the normal course of business, when a customer places an order, the Company will place an order for manufacturing with Keystone.  Once completed, Keystone will ship directly to the customer.  As such, the Company does not store inventoried product at any location.  In addition, the Company does not have significant sales.  If sales were to increase in the future, the Company may decide that the best course of action would be to carry inventory.

April 22, 2011

Note  7.  Related Party Payables, page 48

9.
We note the consulting agreements you entered into with Mr. Pamani and Jina, an affiliate of Mr. Pamani, both related parties, on June 15, 2008 and September 6, 2008, respectively. Please tell us and disclose the exact nature of these agreements and their services provided.

The Company and Pamani Foods LLC were parties to a consulting agreement, dated as of June 15, 2008. Pamani Foods LLC is an affiliate of its director, Mr. Pamani.  Pursuant to the agreement, Pamani Foods LLC agreed to conduct market research and promote networking opportunities for sales of the Company’s products in India and certain Asian countries.  The Company was obligated to pay Pamani Foods LLC $10,000 per month.  The Company terminated the agreement effective as of July 31, 2010.

On September 6, 2008, the Company entered into an agreement with Jina Partners Ltd. (“Jina”), an affiliate of Raj Pamani, for consulting services relating to the development of market research and to promote networking opportunities for sales of the Company’s products in the European Union and certain Asian countries. Under this agreement, the Company was obligated to pay Jina $10,000 per month.  The term of this agreement was for two years and expired on September 4, 2010.

Note 13 - Comment and Contingencies, page 55

Searchhelp, Inc, Royalty Rights, page 56

10.	You refer to the company’s subsidiary, Environmental Commercial Technology, Corp., but the company is not referred to elsewhere. Please revise as appropriate or advise.

Environmental Commercial Technology, Corp (“ECT”) is non operating subsidiary of the Company.  The Company has no plans to operate this ETS in the future.

11.
We note that you entered into an agreement with Searchhelp. Inc. (“Searchhelp”) on February 3, 2004 and that Searchhelp paid you cash and its common shares and warrants to acquire a royalty equal to 5% of the gross sales of a product your ECT subsidiary was developing. You state that you currently cannot estimate any liability you may have with regard to Searchhelp. Please tell us and disclose why you cannot estimate the liability. Tell us and disclose if Searchhelp can terminate the agreement and request a refund of the cash and equity considerations under the agreement.

The Company is currently evaluating the terms of the 2004 agreement with Searchhelp to determine whether a liability exists.  The underlying chemical makeup of the product that ECT was developing pursuant to the agreement is not suitable for regulatory approval in the United States.  As such, the product is not commercially viable and all work on the product has permanently ceased.  The Company plans to complete its evaluation of the Searchhelp agreement in approximately 30-90 days.

April 22, 2011

Item 9A.  Controls and Procedures, page 58

12.
We note your disclosure that you have engaged a chief financial advisor and added a board member with financial and accounting expertise and prior corporate board experience in order to help improve your disclosure controls and procedures. You also intend to form an audit committee to further assist with improving your disclosure.

The role of the chief financial advisor (“CFA”) is to assist the Company with periodic financial reporting and its annual and quarterly filings with the Securities and Exchange Commission.  The CFA is contract service provider.  The CFA is not an officer, director or employee of the Company or any of its affiliates.  The CFA of the Company for assistance with Form 10-K for the year ended December 31, 2010 was Sami Sassoun.  Mr. Sassoun is no longer affiliated with the Company.  The Company’s current CFA is Tom Cunningham.

The Company has initiated and is continuing the process to form an audit committee and expand its Board of Directors to include additional independent members.  As of this writing, the audit committee has not been formed.

13.	Please identify the chief financial advisor and the member of the board with financial and accounting expertise. Please explain the role of the chief financial advisor.

Please refer to response for Item #12.

Part III, page 59

Item 10.  Directors, Executive Officers and Corporate Governance, page 59

Directors and Executive officers, page 59

14.
Please revise to describe the business experience of Mr. Stratton for the past five years, in addition to his positions as a director of the companies identified. Refer to Item 401(e) of Regulation S-K.

Mr. Stratton graduated from the University of Cincinnati in June 1970 and passed the CPA exam in November 1970.  He is a past president of the Kentucky Society of CPA’s and was elected three times to the American Institute of Certified Public Accountants Governing Council.  He served as a Team Captain for the American Institute of Certified Public Accountant peer review teams and currently performs peer reviews.  He is a Member and Owner of Jones, Nale & Mattingly PLC, a 30 person CPA firm in Louisville KY.  Mr. Stratton performs traditional accounting services of audit, tax and consulting.  In addition, Mr. Stratton performs expert witness testimony.  He holds designations as a CPA, ABV. CFE and CrFA.

April 22, 2011

BioNeutral Group, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and BioNeutral Group, Inc. will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact our outside counsel, Robert H. Friedman, at (212) 451-2220 or Jason S. Saltsberg at (212) 451-2320.

Sincerely,

/s/ Stephen Browand

Stephen Browand
President and Chief Executive Officer
cc:           Robert H. Friedman, Esq.,
Olshan Grundman Frome Rosenzweig & Wolosky LLP